Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(in thousands)

	2003	2002	2001	2000	1999
Fixed charges:
Interest expense, including amortization of debt expense	$18,324	$18,357	$18,859	$8,928	$2,145
Assumed interest element included in rent expense	1,995	3,168	4,752	3,135	198

Total fixed charges:	20,319	21,525	23,611	12,063	2,343
Earnings (loss) Pre-tax net loss	(28,652)	(203,945)	(2,432,450)	(885,598)	(57,559)
Fixed charged per above	20,319	21,525	23,611	12,063	2,343

Total earnings (loss) before fixed charges	(8,333)	(182,420)	(2,408,839)	(873,535)	(55,216)
Deficiency of earnings available to cover fixed charges	$(28,652)	$(203,945)	$(2,432,450)	$(885,598)	$(57,559)